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VIA EDGAR AND HAND DELIVERY

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:	Matthew Crispino
Jan Woo
Rebekah Lindsey
Kathleen Collins

Re:	Fiverr International Ltd.
Registration Statement on Form F-1
Filed May 16, 2019
CIK No. 0001762301

Ladies and Gentlemen:

On behalf of Fiverr International Ltd. (the “Company”), we submit this letter to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”). The Company previously submitted a Draft Registration Statement on Form F-1 on a confidential basis pursuant to Title I, Section 106 under the Jumpstart Our Business Startups Act on February 1, 2019, as amended on March 15, 2019 and April 5, 2019, and the Company filed a Registration Statement on Form F-1 with the Commission through its EDGAR system on May 16, 2019 (the “Registration Statement”). The Company intends to file Amendment No. 1 to the Registration Statement (“Amendment No. 1”) on approximately June 3, 2019. The purpose of this letter is to respond to the comment letter received on May 22, 2019 from the Staff.

For ease of review, we have set forth the comment below in bold type followed by the Company’s responses thereto. Unless otherwise indicated, capitalized terms used herein have the meanings to be assigned to them in Amendment No. 1, and all references to page numbers in such responses are to page numbers in Amendment No. 1.

Selected Consolidated Financial and Other Data, page 54

1.              You provide the number of active buyers and buyer spend “for the three months ended” March 31, 2019 and 2018; however, on page 3 you provide similar metrics for the twelve months ended March 31, 2019. Please explain or revise. Also, considering you attribute quarter-over-quarter revenue growth to such metrics, if available please provide us with, and revise to disclose, quarterly active buyer and buyer spend data for each period presented or tell us why you do not believe that information is important to investors.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that the number of active buyers and spend per buyer presented on pages 11 and 55 of the Registration Statement are “as of” the three months ended March 31, 2019 and 2018 rather than “for the three months ended” each of those periods. The Company defines “active buyers” as of any given date as “buyers who have ordered a Gig on Fiverr within the last 12-month period, irrespective of cancellations,” and “spend per buyer” as of any given date “is calculated by dividing [the Company’s] GMV within the last 12-month period by the number of active buyers as of such date.” Each of these metrics is consistently calculated using a 12-month period.

On pages 11 and 55 of the Registration Statement, the tables have headers that reflect “As of or for the three months ended March 31, 2019,” and in the case of active buyers and spend per buyer disclosure, they are as of March 31, 2019, and are consistent with the definitions on page ii of the Registration Statement as discussed above.

The Company advises the Staff that it defines active buyers based on their last 12-month activity because of the underlying nature of its buyers. The business needs of its buyers for digital services, such as logo design or website building and many others, by nature vary across buyers and do not necessarily occur every quarter. As such, the Company’s product and marketing efforts are strategically planned based on the last 12 month behavior of its buyers, instead of their past three month activities. The Company believes this to be most efficient and effective based on its operating history. As a result, the Company’s disclosure in Registration Statement is intended to be consistent with its internal management planning.

* * *

In response to an oral comment from the Staff, we respectfully advise the Staff that in regards to the Company’s Community Stories section of the Registration Statement beginning on page 81, the Company did not compensate anyone who is featured in this section.  In addition, the Company advises the Staff that it chose buyers who represent different industries, small and large businesses, with various needs and with various budgets, and sellers from different countries who represent a variety of expertise, coming from different categories. The unique stories demonstrate the wide access to talent that the Company’s marketplace is able to provide to buyers as well as the journey of growing as a seller on the Company’s platform, both professionally and economically.

We hope the foregoing answers are responsive to your comments.  Please do not hesitate to contact me by telephone at (212) 906-1281 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Marc D. Jaffe

Marc D. Jaffe
of LATHAM & WATKINS LLP

cc:	(via email)
Micha Kaufman, Fiverr International Ltd.
Ofer Katz, Fiverr International Ltd.
Ian D. Schuman, Esq., Latham & Watkins LLP
Joshua G. Kiernan, Esq., Latham & Watkins LLP
Adam J. Gelardi, Esq., Latham & Watkins LLP
David J. Goldschmidt, Esq., Skadden, Arps, Slate, Meagher & Flom LLP
Yossi Vebman, Esq., Skadden, Arps, Slate, Meagher & Flom LLP
Ryan J. Dzierniejko, Esq., Skadden, Arps, Slate, Meagher & Flom LLP